

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of LRB Public Finance Advisors, Inc.

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) LRB Public Finance Advisors, Inc. (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because during the year ended December 31, 2025, the Company did engage in the following types of business: provided services as a Municipal Advisor fiduciary to local governments and non-profits desiring to issue bonds to secure financing for various projects; provided services as a consultant to local governments and non-profits such as user rate studies, impact fee analysis, financial revenue and expenditure forecasting. In addition, during the year ended December 31, 2025, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3).

LRB Public Finance Advisors, Inc.'s management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about LRB Public Finance Advisors, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Haynie

Haynie
Salt Lake City, Utah
February 25, 2026

1785 West 2320 South, Salt Lake City, UT 84119 801-972-4800 HaynieCPAs.com



Exemption Report
Required under 17a-5(d)(4)

February 25, 2026

LRB Public Finance Advisors, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R §240.17a-5, "Reports to be made by certain brokers and dealers"). The Company is a non-covered Firm, thereby exempt from Rule 15c3-3 of the Securities and Exchange Commission pursuant to the provisions of Footnote 74 of the Securities and Exchange Commission Release #34-70073. This Exemption Report was prepared as required by 17 C.F.R § 240 17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

During the year ended December 31, 2025, the firm:

1. did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c-2-4:

2. did not carry accounts of or for customers; and

3. did not carry PAB accounts (as defined in Rule 15c3-3)

During the year ended December 31, 2025, the firm did engage in the following types of business:

A. Provided services as a Municipal Advisor fiduciary to local governments and non-profits desiring to issue bonds to secure financing for various projects;
B. Provided services as a consultant to local governments and non-profits such as user rate studies, impact fee analysis, financial revenue and expenditure forecasting.

I, Laura D. Lewis, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Laura D. Lewis

Laura D. Lewis
Principal/Owner

OMB APPROVAL
OMB Number: 3235-0123
Expires: Nov. 30, 2026
Estimated average burden hours per response: 12

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING _01/01/25_ AND ENDING _12/31/25_
                                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __LRB Public Finance Advisors, Inc__

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
   ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

41 N Rio Grande St, Suite 101
_____
                              (No. and Street)

Salt Lake City	UT	84101
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Laura D. Lewis	801-596-0700	laura@lrbfinance.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Haynie & Company
_____
                     (Name – if individual, state last, first, and middle name)

1785 West 2320 South	West Valley City	UT	84119
(Address)	(City)	(State)	(Zip Code)

10/20/2003	457
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

LRB PUBLIC FINANCE ADVISORS, INC.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2025 and 2024

ASSETS		2025	2024
Current assets:			
Cash and cash equivalents	$	555,774	490,577
Accounts receivable, net		210,331	362,467
Related party receivables		3,000	3,000
Prepaid expenses		-	302
Income tax receivable		3,000	26,000
Total current assets		772,105	882,346
Right-of-use assets - operating leases		1,276,273	88,124
Property and equipment, net		60,472	74,960
Cash surrender value of life insurance		1,151,935	983,032
Total assets	$	3,260,785	2,028,462

LIABILITIES AND STOCKHOLDERS' EQUITY		2025	2024
Current liabilities:			
Payables	$	348,011	301,280
Current portion of lease liabilities		166,321	96,668
Total current liabilities		514,332	397,948
Lease liabilities		1,157,936	-
Deferred income taxes		44,000	99,000
Total liabilities		1,716,268	496,948
Stockholders' equity:			
Common stock, $1 par value; 50,000 shares authorized, 3,879 shares issued and outstanding		3,879	3,879
Additional paid-in capital		119,820	119,820
Retained earnings		1,420,818	1,407,815
Total stockholders' equity		1,544,517	1,531,514
Total liabilities and stockholders' equity	$	3,260,785	2,028,462

The accompanying notes are an integral part of these financial statements.

LRB PUBLIC FINANCE ADVISORS, INC.
STATEMENTS OF INCOME
Years Ended December 31, 2025 and 2024

	2025	2024
Revenues:		
Municipal advisory fees	$ 3,285,803	2,497,617
Consulting fees	1,265,330	1,320,319
Administrative fees	334,395	327,897
Total revenues	4,885,528	4,145,833
Operating expenses:		
Employee compensation and benefits	4,110,213	3,151,256
Other general and administrative expenses	850,721	785,112
Occupancy	145,308	107,850
Total operating expenses	5,106,242	4,044,218
Income (loss) from operations	(220,714)	101,615
Other income (expense):		
Gain on investments	168,903	170,968
Loss on disposal of property and equipment	-	(3,625)
Interest income	33,814	29,369
Net other income	202,717	196,712
Provision (benefit) for income taxes	(31,000)	49,000
Net income	$ 13,003	249,327

The accompanying notes are an integral part of these financial statements.

LRB PUBLIC FINANCE ADVISORS, INC.
STATEMENTS OF STOCKHOLDERS' EQUITY
December 31, 2025 and 2024

| | Common Stock | | Additional Paid-in | Retained | |
	Shares	Amount	Capital	Earnings	Total
Balance at January 1, 2024	3,879 $	3,879 $	119,820 $	1,158,488 $	1,282,187
Net income	-	-	-	249,327	249,327
Balance at December 31, 2024	3,879	3,879	119,820	1,407,815	1,531,514
Net income	-	-	-	13,003	13,003
Balance at December 31, 2025	3,879 $	3,879 $	119,820 $	1,420,818 $	1,544,517

The accompanying notes are an integral part of these financial statements.

LRB PUBLIC FINANCE ADVISORS, INC.
STATEMENTS OF CASH FLOWS
Years Ended December 31, 2025 and 2024

		2025	2024
Cash flows from operating activities:			
Net income	$	13,003	249,327
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for losses on accounts receivable		(23,000)	(25,000)
Depreciation and amortization		210,899	228,208
Loss on disposal of property and equipment		-	3,625
Deferred income taxes		(55,000)	41,000
Change in cash surrender value of life insurance		(168,903)	(170,968)
(Increase) decrease in:			
Accounts receivable		175,136	(35,925)
Related party receivable		-	18,600
Prepaid expenses		302	33,060
Income tax receivable		23,000	7,000
Right-of-use assets - operating leases - initial direct costs		(10,382)	-
Increase (decrease) in:			
Payables		46,731	(24,678)
Lease liabilities		(139,066)	(215,068)
Net cash provided by operating activities		72,720	109,181
Cash flows from investing activities:			
Purchases of property and equipment		(7,523)	(54,214)
Net cash used in investing activities		(7,523)	(54,214)
Cash flows from financing activities:		-	-
Net increase in cash		65,197	54,967
Cash and cash equivalents, beginning of year		490,577	435,610
Cash and cash equivalents, end of year	$	555,774	490,577

The accompanying notes are an integral part of these financial statements

Note 1 – Organization and Summary of Significant Accounting Policies

Organization

LRB Public Finance Advisors, Inc. (formerly known as Lewis Young Robertson & Burningham, Inc.) (the Company) was incorporated under the laws of the state of Utah on July 6, 1995. The Company provides financial and consulting services to local governmental and other entities.

Use of Estimates in the Preparation of Financial Statements

The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The financial statements include some amounts that are based on management's best estimates and judgements. The most significant estimates relate to allowances for uncollectible accounts receivable, depreciation and taxes. These estimates may be adjusted as more current information becomes available, and any adjustment could be significant.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company places its cash and cash equivalents with high quality financial institutions and limits the amount of credit exposure with any one institution. Concentrations of credit risk with respect to accounts receivable are limited because many diverse local government agencies make up the Company's customer base, thus spreading the trade credit risk. The Company controls credit risk through credit approvals, credit limits, and monitoring procedures.

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. Accounts are guaranteed by the National Credit Union Administration (NCUA) up to certain limits. At December 31, 2025, the Company had one balance in excess of NCUA insured limits by $305,674. At December 31 2024, the Company had one balance in excess of NCUA insured limits by $240,472. The Company has not experienced any losses in such accounts.

Note 1 – Organization and Summary of Significant Accounting Policies (continued)

Financial Instruments

The Company's financial instruments include cash and cash equivalents, receivables, and payables. The recorded values of cash and cash equivalents, receivables, and payables approximate their fair values based on their short-term nature.

Cash and Cash Equivalents

The Company considers deposits that can be redeemed on demand and investments that have original maturities of less than three months, when purchased, to be cash equivalents.

Accounts Receivable

Accounts receivable are presented net of an allowance for credit losses and are generally unsecured. Accounts receivable are ordinarily due thirty days after the issuance of the invoice. Credit is generally extended on a short-term basis; thus accounts receivable do not bear interest although a finance charge may be applied to such receivables that are more than thirty days past due.

The Company recognizes an allowance for credit losses based on an estimate of expected credit losses for financial instruments, primarily accounts receivable. Management estimates the allowance for credit losses using relevant available information from internal and external sources relating to past events, current conditions and reasonable and supportable forecasts. Expected credit losses are estimated by evaluating trends in historical write-off experience and applying historical loss ratios to pools of financial assets with similar risk characteristics. The Company has determined that it has one pool for the purpose of calculating its historical credit loss experience. Additional allowance for credit losses is established for financial asset balances with specific customers where collectability has been determined to be improbable based on customer specific facts and circumstances.

Note 1 – Organization and Summary of Significant Accounting Policies (continued)

Property and Equipment and Depreciation Methods

Property and equipment are recorded at cost. Expenditures for major additions and improvements are capitalized, and minor replacements, maintenance, and repairs are charged to expense as incurred. When property and equipment are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the results of operations for the respective period. Depreciation is provided over the estimated useful lives of the related assets using the straight-line method for financial statement purposes. Amortization of leasehold improvements is computed using the straight-line method over the shorter of the remaining lease term or the estimated useful lives of the improvements. The Company uses other depreciation methods (generally accelerated methods) for tax purposes where appropriate. The estimated useful lives for significant property and equipment categories are as follows:

Computer equipment	5 years
Furniture and fixtures	7 years
Leasehold improvements	5 years

Leases

Operating lease right-of-use (ROU) asset represents the Company's right to use an underlying asset for the lease term and lease liability represents the Company's obligation to make lease payments arising from the lease. Operating lease ROU asset and lease liability are recognized at commencement date based on the present value of lease payments over the lease term. If a leasing arrangement does not provide an implicit rate, the Company's incremental borrowing rate is used based on the information available at commencement date in determining the present value of lease payments. The operating lease ROU asset also includes any lease payments made and excludes lease incentives. Lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term. For operating leases with a term of one year or less, the Company does not recognize a lease liability or ROU asset on the financial statements.

Note 1 – Organization and Summary of Significant Accounting Policies (continued)

Income Taxes

The Company files federal and state income tax returns in states in which it operates. Deferred income taxes arise from temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred income taxes are classified as noncurrent. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes. A valuation allowance is established for any deferred tax assets for which realization is not more likely than not.

In accordance with Accounting Standards Codification (ASC) 740, Income Taxes, management evaluates uncertain tax positions taken by the Company. The Company considers many factors when evaluating and estimating its tax positions and tax benefits. Tax positions are recognized only when it is more likely than not (likelihood of greater than 50%), based on technical merits, that the positions will be sustained upon examination. Reserves are established if it is believed certain positions may be challenged and potentially disallowed. If facts and circumstances change, reserves are adjusted through the provision for income taxes. If interest expense and penalties related to unrecognized tax benefits were to occur, they would also be recognized in the provision for income taxes.

Revenue Recognition

The Company recognizes revenue in accordance with ASC 606 whereby the amount of revenue recognized for any goods or services reflects the consideration that the Company expects to be entitled to receive in exchange for these goods or services. To achieve this core principle, the Company applies the following five step approach: (1) identify the contract with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to performance obligations in the contract; and (5) recognize revenue when or as a performance obligation is satisfied.

The Company derives its revenues from consulting services, municipal advisory services, and administrative services. A description of each of the Company's disaggregated revenue streams, as presented in the statements of income, is as follows:

Consulting Fees

The Company provides consulting and advisory services to entities for financial plans, economic development and strategic plans, market feasibility studies, impact fee studies, cost of service analyses, RDA consulting services, transportation studies and similar services.

Note 1 – Organization and Summary of Significant Accounting Policies (continued)

Revenue Recognition (continued)

The Company believes the performance obligation for providing such consulting services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. The Company has an enforceable right to payment for the consulting services provided to date. Progress toward satisfaction of the performance obligation is measured based on labor hours expended.

Municipal Advisory Fees

The Company provides municipal advisory services related to the application and issuance of municipal bonds.

The Company believes that the performance obligation related to municipal advisory services is achieved at the point in time when the customer is awarded the municipal bond. At this time the Company does not need to take any further significant actions in order for the customer to obtain control and benefit of the bond proceeds. If the bond issuance fails, the Company will not be paid for the municipal advisory services.

Administrative Fees

The Company provides administrative services such as RDA management, special assessment areas, and other similar services.

The Company believes that the performance obligation related to administrative services is achieved at various intervals based on the terms of the contract (i.e. monthly, quarterly, annually, etc.). At these intervals the Company has completed any significant actions in order for the customer to benefit from the agreement.

The Company's revenues, results of operations, and cash flows are affected by a wide variety of factors, including general economic conditions, geographical regions of its customers, the type of customer, the type of contract, and contract duration. During the years ended December 31, 2025 and 2024, the Company's revenues were primarily derived from customers in the western United States and were executed under short-term contracts.

Note 1 – Organization and Summary of Significant Accounting Policies (continued)

Contingencies

Certain conditions may exist which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The Company's management and its legal counsel assess such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company, or unasserted claims that may result in such proceedings, the Company's legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, the estimated liability would be accrued in the Company's financial statements. If the assessment indicates that a potential material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they arise from guarantees, in which guarantees would be disclosed.

Accounting Standards Recently Adopted

Beginning in 2024 annual reporting, the Company adopted Accounting Standards Update (ASU) No. 2023-07, Segment Reporting, that was issued by the Financial Accounting Standards Board (FASB). This new standard requires an enhanced disclosure of significant segment expenses on an annual basis. Upon adoption, the guidance was applied retrospectively to all prior periods presented in the financial statements.

Beginning January 1, 2025, the Company adopted ASU No. 2023-09, Income Taxes - Improvements, that was issued by the FASB. This new standard requires enhanced disclosures regarding specific categories in the income tax rate reconciliation table and the amount of income taxes paid per major jurisdiction. This standard did not have a material effect on the financial statements. Upon adoption, the guidance was applied retrospectively to all prior periods presented in the financial statements.

Note 1 – Organization and Summary of Significant Accounting Policies (continued)

Recent Accounting Standards Not Yet Adopted

In 2024, the FASB issued ASU No. 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40). This update requires public business entities to provide enhanced disclosures disaggregating certain expense captions presented on the face of the income statement, including specified natural expense categories. The standard is effective for annual periods beginning after December 15, 2026. The Company is currently evaluating the impact of the adoption of this guidance will have on its financial statements.

Operating Segments and Related Disclosures

The Company is managed as one reportable operating segment, which is comprised of several classes of services including municipal advisory fees, consulting fees and administrative fees, which are offered to governmental and other entities. The operating segment information aligns with how the Company's Chief Operating Decision Makers ("CODM") reviews and manages the business. The CODM is comprised of the three Principals / Owners of the Company. Financial information and annual operating plans and forecasts are prepared and reviewed by the CODM at the Company level. The CODM assesses performance for the operating segment and decides how to better allocate resources based on net income that is reported on the Statements of Income. The Company's objective in making resource allocation decisions is to optimize the financial results. The accounting policies of the Company's operating segment are the same as those described in the summary of significant accounting policies herein. For single reportable segment-level financial information, total assets, and significant non-cash transactions, see the Statements of Financial Condition, Statements of Income and Note 7 to the Financial Statements.

Reclassification Note

Certain amounts in the 2024 financial statements have been reclassified to conform to the presentation in the 2025 financial statements.

Note 2 – Accounts Receivable

Accounts receivable consist of the following:

		2025	2024
Accounts receivable	$	210,331	385,467
Less allowance for credit losses		-	(23,000)
	$	210,331	362,467

Note 3 – Property and Equipment

Property and equipment consists of the following:

		2025	2024
Furniture and fixtures	$	223,176	223,176
Computer equipment		170,138	204,712
Leasehold improvements		51,485	51,485
		444,799	479,373
Less accumulated depreciation and amortization		(384,327)	(404,413)
	$	60,472	74,960

Note 4 – Payables

Payables consist of the following:

		2025	2024
Pension payable	$	302,539	263,667
Accounts payable		23,084	312
Vacation payable		22,388	16,816
Accrued expenses		-	20,485
	$	348,011	301,280

Note 5 – Income Taxes

Components of earnings (losses) before income taxes are as follows:

	2025	2024
Domestic	$ (17,997)	298,327
Foreign	-	-
	$ (17,997)	298,327

The provision (benefit) for income taxes consists of the following:

	2025	2024
Federal	$ 20,000	6,000
State	4,000	2,000
Foreign	-	-
Deferred	(55,000)	41,000
	$ (31,000)	49,000

The provision (benefit) for income tax expense computed at the U.S. federal statutory tax rate of 21% and income tax expense as reflected in the statements of income are as follows:

	2025		2024	
Computed tax at federal statutory rate	$ (3,800)	21%	$ 63,000	21%
State taxes, net of federal benefit	(700)	4%	12,000	4%
Meals and entertainment	8,000	-44%	6,000	2%
Other, net	(6,500)	36%	(5,000)	-2%
Life insurance	(28,000)	156%	(27,000)	-9%
	$ (31,000)	172%	$ 49,000	16%

The effective tax rate for 2025 and 2024 differs significantly from the U.S. statutory rate primarily due to the impact of permanent differences, including gain (loss) on cash surrender value of life insurance, nondeductible life insurance expense, and meals and entertainment.

Note 5 – Income Taxes (continued)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred tax assets (liabilities) are comprised of the following:

		2025	2024
Revenue and expense recognition	$	(42,000)	(82,000)
Difference between book and tax depreciation		(15,000)	(19,000)
Rent leveling adjustment		13,000	1,000
Net operating loss		-	1,000
	$	(44,000)	(99,000)

Note 6 – Operating Leases

The Company has an operating lease for office space that was originally scheduled to expire in May 2025 and was subsequently extended through May 2032. Operating lease expense under this lease during the years ended December 31, 2025 and 2024 was $225,000 and $200,000, respectively.

The Company had an operating lease for equipment which expired in September 2025. Operating lease expense under this lease during the years ended December 31, 2025 and 2024 was approximately $6,000 and $8,000, respectively.

As of December 31, 2025 and 2024, the weighted average discount rate for the Company's leases was 4.2% and 5%, respectively. As of December 31, 2025 and 2024, the weighted average remaining lease term was 6.5 and .5 years, respectively. During the years ended December 31, 2025 and 2024, the Company paid cash for operating lease payments of approximately $173,000 and $226,000, respectively.

The Company has elected to use the practical expedient under ASC 842 to use a risk-free rate (U.S. Treasury Rate) as the discount rate for the operating leases listed above.

Note 6 – Operating Leases (continued)

Future maturities for operating leases are approximately as follows:

Year	Amount
2026	$219,000
2027	225,000
2028	232,000
2029	239,000
2030	256,000
Thereafter	347,234
Total lease payments	1,518,234
Less imputed interest	(193,977)
	$1,324,257

During the years ended December 31, 2025 and 2024, the Company subleased a portion of its office space under an agreement that was originally scheduled to expire in May 2025 and was subsequently extended through May 2032. During the years ended December 31, 2025 and 2024, the Company recorded sublease revenue of approximately $80,000 and $94,000, respectively, which is presented as an offset to lease expense.

Note 7 – Supplemental Cash Flow Information

During the year ended December 31, 2025 and 2024, the Company paid cash for interest and income taxes as follows:

	2025	2024
Interest	$ -	-
Income taxes - state	$ 800	-

During the year ended December 31, 2025, the Company increased right-of-use assets operating leases and corresponding lease liabilities by $1,366,655 as a result of extending its office space lease agreement.

Note 8 – Profit Sharing Plan

The Company has adopted a profit-sharing plan for all employees who qualify as to age and service. The Company's contribution expense was approximately $369,000 and $324,000 for the years ended December 31, 2025 and 2024, respectively.

Note 9 – Major Customer

Revenues from contracts with a major customer, which exceeded ten percent of net revenues, are approximately as follows:

	2025	2024
Customer A	$ 489,000	586,000

Note 10 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital, and also requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2025 and 2024, the Company had net capital of $1,311,714 and $1,163,785, respectively, which was $1,285,314 and $1,143,130, respectively, in excess of its required net capital of $26,400 and $20,655, respectively. At December 31, 2025 and 2024, the Company's net capital ratio was 0.30 to 1 and 0.27 to 1, respectively.

Note 11 – Subsequent Events

The Company evaluated events through February 25, 2026, the date the financial statements were available to be issued. There were no material subsequent events that required recognition or additional disclosure in these financial statements.

LRB PUBLIC FINANCE ADVISORS, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2025

Net Capital:

Total ownership equity	$	1,544,517
Ownership equity not allowable for net capital		-
Total ownership equity qualified for net capital		1,544,517
Additions for deferred income tax liabilities resulting from assets that are non-allowable for net capital		44,000
Total capital and allowable credits		1,588,517
Deductions for non-allowable assets		(276,803)
Net capital before haircuts on securities positions		1,311,714
Haircuts on securities		-
Net capital	$	1,311,714

Aggregate indebtedness:

Total liabilities (less deferred income taxes) from balance sheet	$	395,995

Computation of Basic Net Capital Requirement:

Minimum net capital required (greater of 6 2/3% of aggregate indebtedness or minimum net capital of $5,000)	$	26,400
Excess net capital	$	1,285,314
Excess net capital at 1000% (net capital - 10% of aggregate indebtedness)	$	1,272,115
Ratio of aggregate indebtedness to net capital		0.3 to 1

Reconciliation with Company's computation (included in Part IIA of Form X-17A-5 as of December 31, 2025) (as amended on February 25, 2026):

Net capital, as reported in Company's Part IIA (unaudited) FOCUS report	$	1,311,714
Reconciling items		-
Net capital per above	$	1,311,714

LRB PUBLIC FINANCE ADVISORS, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
AND INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES
AND EXCHANGE COMMISSION
December 31, 2025

None; the Company is a non-covered Firm, thereby exempt from Rule 15c3-3 of the Securities and Exchange Commission pursuant to the provisions of Footnote 74 of the Securities and Exchange Commission Release #34-70073.